

10032037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
NOV 3 0 2010
WASH, DC
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22224

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2009 (MM/DD/YY) AND ENDING 09-30-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

305 Ann Street, Suite 400
(No. and Street)

Frankfort	Kentucky	40601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Kramer (502) 875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy Chilton Medley
(Name – *if individual, state last, first, middle name*)

2000 Meidinger Tower 462 S Fourth St	Louisville	Kentucky	40202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick J. Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities Corp., as of November 22, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. not required
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. not required
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. not required

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Kentucky Securities Corporation and Subsidiary

Consolidated Financial Statements

September 30, 2010 and 2009

First Kentucky Securities Corporation and Subsidiary

Table of Contents



Mountjoy
Chilton
Medley

Independent Auditor's Report on Consolidated Financial Statements

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have audited the accompanying consolidated statements of financial condition of the First Kentucky Securities Corporation (a Kentucky Corporation) including its wholly owned subsidiary, First Credit Advisors, Inc. (collectively "the Company"), as of September 30, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in above present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation and Subsidiary as of September 30, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
November 23, 2010

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Financial Condition
September 30, 2010 and 2009

	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 34,845	$ 47,251
Accounts receivable - trade	63,585	107,138
Securities held in inventory	777,258	179,543
Good faith deposit	-	30,900
Advances to employees	3,800	1,800
Deferred tax assets	77,476	21,871
Prepaid expenses and other	12,092	2,793
Total Current Assets	969,056	391,296
Other Non-Current Assets		
Advances to employees	100	1,900
Cash surrender value of insurance	19,682	18,306
Deposit held with clearing house	100,000	100,000
Total Other Non-Current Assets	119,782	120,206
Total Assets	$ 1,088,838	$ 511,502
Liabilities and Stockholders' Equity		
Current Liabilities		
Note payable	$ 684,047	$ 52,264
Accounts payable	21,598	20,726
Accrued liabilities and other	69,091	35,745
Total Current Liabilities	774,736	108,735
Commitments and Contingencies		
Stockholders' Equity		
Common stock, $500 par value, 200 shares authorized, 133 issued and outstanding	66,500	66,500
Additional paid-in capital	134,376	134,376
Retained earnings	113,226	201,891
Total Stockholders' Equity	314,102	402,767
Total Liabilities and Stockholders' Equity	$ 1,088,838	$ 511,502

The accompanying notes are an integral part of these consolidated financial statements.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income
Years Ended September 30, 2010 and 2009

	2010	2009
Revenues		
Advisory fees	$ 152,968	$ 116,928
Commissions	1,832,443	1,325,454
Consulting fees	150	22,960
Designated sales	118,744	30,912
Fiscal agent fees, net	250,297	183,884
Handling fees	13,438	20,187
Interest	7,777	22,045
Joint account fees	41,580	176
Managed account fees, net	857,384	657,779
Miscellaneous	24,634	167,027
Trading account fees	137,194	88,774
Underwriting, net	12,073	128,061
Total Revenues	3,448,682	2,764,187
Expenses		
Advertising	31,173	41,572
Bank charges	1,200	720
Employee benefits	104,541	84,049
Charge-offs	-	11,934
Clearing fees	156,025	164,095
Contract labor	175,965	171,696
Depreciation	-	1,473
Donations	5,750	10,000
Dues and subscriptions	13,864	6,487
Employee and customer relations	1,492	4,798
Equipment rent, repairs and maintenance	8,373	6,738
Fiscal agency expense	1,945	3,726
Information systems	103,979	115,723
Insurance	10,657	7,172
Interest	6,081	20,123
Leases	34,050	29,292
Licenses and registrations	3,570	-
Managed account expense	30,434	24,030
Miscellaneous	13,314	12,914

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Income (Continued)
Years Ended September 30, 2010 and 2009

	2010	2009
Expenses (Continued)		
Office supplies	$ 45,514	$ 37,905
Payroll taxes	116,873	98,775
Postage and shipping	9,652	10,281
Professional fees	22,892	32,049
Regulatory fees	37,752	10,595
Rent	127,538	103,103
Retirement	51,381	14,765
Salaries and commissions	2,343,518	1,696,871
Taxes and licenses (occupational)	14,125	13,508
Telephone and internet access	31,947	30,642
Training	2,998	976
Transfer fees	50,973	-
Travel and entertainment	19,730	12,207
Unrealized loss	-	444
Underwriting expenses	7,705	-
Utilities	7,941	831
Total Expenses	3,592,952	2,779,494
Net loss before income taxes	(144,270)	(15,307)
Income tax benefit	(55,605)	(16,766)
Net (loss) income	$ (88,665)	$ 1,459

The accompanying notes are an integral part of these consolidated financial statements.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2010 and 2009

	Common Stock		Additional Paid in Capital	Retained Earnings
	Shares	Amount		
Balances October 1, 2008	133	$ 66,500	$ 134,376	$ 373,332
Dividends paid	-	-	-	(172,900)
Net income	-	-	-	1,459
Balances September 30, 2009	133	66,500	134,376	201,891
Net loss	-	-	-	(88,665)
Balances September 30, 2010	133	$ 66,500	$ 134,376	$ 113,226

The accompanying notes are an integral part of these consolidated financial statements.

First Kentucky Securities Corporation and Subsidiary
Consolidated Statements of Cash Flows
Years Ended September 30, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net (loss) income	$ (88,665)	$ 1,459
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities:		
Depreciation	-	1,473
Deferred taxes	(55,605)	(16,766)
Changes in assets and liabilities:		
Accounts receivable	43,553	43,799
Securities held in inventory	(597,715)	1,358,242
Good faith deposits	30,900	(30,900)
Advances to employees, net	(200)	(3,700)
Prepaid expenses and other	(9,299)	3,154
Cash surrender value of insurance	(1,376)	(1,649)
Accounts payable	872	7,828
Accrued liabilities and other	33,346	(470)
Net cash (used) provided by operating activities	(644,189)	1,362,470
Cash Flows from Financing Activities		
Note payable, net	631,783	(1,197,801)
Dividends paid	-	(172,900)
Net cash provided (used) by financing activities	631,783	(1,370,701)
Net Decrease in Cash and Cash Equivalents	(12,406)	(8,231)
Cash and Cash Equivalents at Beginning of Year	47,251	55,482
Cash and Cash Equivalents at End of Year	$ 34,845	$ 47,251
Supplemental Disclosure:		
Cash paid during the year for interest	$ 6,081	$ 20,123
Cash paid during the year for income taxes	-	175

The accompanying notes are an integral part of these consolidated financial statements.

Note A - Nature of Organization and Operations

First Kentucky Securities Corporation and Subsidiary ("the Company"), a Kentucky C-corporation, is a full service broker-dealer with offices in Frankfort, Lexington and Louisville, Kentucky. The Company is registered as a securities broker-dealer under the Securities and Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company specializes in providing financial advisory services to public entities and in the trading and underwriting of Kentucky tax free municipal bonds

First Kentucky Securities Corporation's wholly owned subsidiary, First Credit Advisors, Inc. provides consulting and advisory services to institutions in states other than Kentucky. The subsidiary had limited activity in 2010 and 2009, respectively.

The consolidated financial statements for September 30, 2010 and 2009 include all the transactions for First Kentucky Securities Corporation and First Credit Advisors. All significant intercompany transactions and balances have been eliminated in consolidation.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The consolidated financial statements of the Company are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

   In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, entitled The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"). In substance, SFAS No. 168 makes the FASB Accounting Standards Codification ("ASC") the sole source of authoritative accounting technical literature for nongovernmental entities. All accounting guidance that is not included in the FASB ASC is considered to be non-authoritative. The FASB ASC was effective for interim and annual reporting periods ending after September 15, 2009. The Company adopted the FASB ASC upon issuance, with no material impact to the financial statements.

2. Use of Estimates: The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The most significant estimate is the allowance for uncollectible advances to employees and commissions. Actual results could differ from those estimates.

3. Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less that are not segregated and on deposit for regulatory purposes to be cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

4. Revenue Recognition and Accounts Receivable: The Company's securities transactions and the related profit or loss are recorded on a trade date basis. Revenues and fees from advisory, consulting, account management and other income are recognized when the related service has been performed by the Company.

Note B - Summary of Significant Accounting Policies (Continued)

4. Revenue Recognition and Accounts Receivable (Continued): The Company uses an independent broker-dealer to serve as their clearing house and customer account record keeper. This broker-dealer processes and settles all of the Company's transactions with the national exchanges. As a result, from time-to-time, the Company will have amounts owed to them from this broker/dealer for commissions and fees earned. As of September 30, 2010 and 2009, the Company had commission's receivable (recorded in accounts receivable) from the clearing house of approximately $59,000 and $96,000, respectively. Other receivables are due from certain financial institutions for whom the Company provides advisory services. The management of the Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is recorded. If the accounts receivable become uncollectible, write-offs will be charged to operations when that determination is made.

5. Securities Held in Inventory: The Company purchases and holds certain municipal bonds and certain preferred stock that it deems saleable, and records the purchase cost. The Company carries these investments at fair value, as determined by management. The result in differences between cost and estimated fair value (unrealized gains and losses) are included in the consolidated statements of income at the end of a reporting period. When a security is sold from inventory, a realized gain or loss is recognized. The period of time these securities are held is usually less than sixty days.

6. Good Faith Deposit: Periodically, the Company will commit to purchase certain municipal bonds upon issuance. As part of the commitment, the Company is often required to make a deposit to secure their buying position.

7. Property and Equipment: Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with the straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are listed in Note E. Depreciation expense for the fiscal years ended September 30, 2010 and 2009 was $-0- and $1,473, respectively.

8. Deposit held with Clearing House: As part of the above mentioned agreement (Note B4) with another broker/dealer, the Company is required to maintain a $100,000 cash deposit with the clearing house. The Company has complete ownership and receives interest income on the funds, but is required to maintain the deposit as security until termination of the agreement with the clearing house.

9. Net Capital Requirements: Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934 ("the Rule") , the Corporation is required to maintain a minimum net capital equal to the greater of (i) 120% of $100,000 or (ii) 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1 as computed under the Rule. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2010 and 2009 are shown on page 17 of this report, as a component of supplementary information.

Note B - Summary of Significant Accounting Policies (Continued)

10. Income Taxes: The Company is a "C" Corporation for federal and state income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

    The FASB has issued new standards, contained in the ASC, clarifying the accounting for uncertainty in income taxes recognized in annual financial statements for fiscal years beginning after December 31, 2008. These standards require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. The Company adopted these standards, as required and determined that no material adjustment for tax exposures or unrecognized tax benefits was required under the recognition and measurement and disclosure guidance of the new standard. The Company has adopted a policy of recognizing interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During 2009, the amount of interest and penalties recognized by the Company was immaterial.

11. Advertising Costs: Advertising costs are expensed as incurred except for advertising costs that have a contractual life. Advertising costs with a contractual life are amortized over the life of the contract. Advertising costs included in the accompanying consolidated statements of income were $31,173 and $41,572 for the years ended September 30, 2010 and 2009, respectively.

12. Book Value Per Share: Total book value per share was approximately $2,362 and $3,028 as of September 30, 2010 and 2009, respectively.

13. Subsequent Events: Subsequent events of the Company have been considered through the date of the Independent Auditor's Report which represents the date the consolidated financial statements were available to be issued.

14. Reclassifications: Certain reclassifications were made to the 2009 consolidated financial statements to conform to the 2010 presentation with no effect on consolidated net income or stockholders' equity.

Note C - Fair Value of Financial Instruments

In April 2009, the FASB issued guidance that reaffirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. It also emphasizes the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. This guidance also expands disclosures and requires that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments. This guidance is effective for periods ending after June 15, 2009. The adoption did not have a material impact on the Company's financial statements.

Note C - Fair Value of Financial Instruments (Continued)

In January 2010, the FASB issued guidance which expands the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. Management is currently evaluating the impact that this guidance will have on the Company's financial statements.

Securities held in inventory are carried at fair value at September 30, 2010 and 2009. Investment income or loss (including interest, dividends, and realized gains and losses) and unrealized gains and losses related to securities held in inventory are reported as gains or losses in the statements of income.

The Company adopted the fair value provisions of the ASC effective September 30, 2009. These provisions define fair value as the price that would be received to sell the asset or paid to transfer the liability to a market participant. They also establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include the following categories:

- Level 1: Quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

- Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.

- Level 3: Unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Company utilizes a clearing house for the valuation of the majority of securities held. This clearing house is an independent, third party vendor recognized to be an industry leader with access to market information who obtains or computes fair market values from quoted market prices, pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models. For valuations obtained from the clearing house, the Company performs due diligence to understand how the valuation was calculated or derived, focusing on the valuation technique used and the nature of the inputs.

Note C - Fair Value of Financial Instruments (Continued)

The following section describes the valuation methodologies used to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which the instrument is generally classified.

Cash and Cash Equivalents

The valuation of securities that are actively traded or have quoted prices are classified as Level 1. These securities include money market funds and U.S. Treasury bills.

Securities Held in Inventory

Securities valued using Level 1 inputs would include highly liquid government bonds for which quoted market prices are available. Securities using Level 2 inputs are valued using pricing for similar securities, recently executed transactions, cash flow models with yield curves and other pricing models utilizing observable inputs. Most fixed income securities are valued using Level 2 inputs. Level 2 includes municipal bonds and preferred securities.

Assets measured at fair value on a recurring basis are summarized below:

	September 30, 2010			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 34,845	$ -	$ -	$ 34,845
Securities held in inventory	-	777,258	-	777,258
Total Assets	$ 34,845	$ -	$ -	$ 812,103

	September 30, 2009			
	Fair Value Measurements Using			Assets at Fair Value
	Level 1	Level 2	Level 3	
Assets:				
Cash and cash equivalents	$ 47,251	$ -	$ -	$ 47,251
Securities held in inventory	-	179,543	-	179,543
Total Assets	$ 47,251	$ -	$ -	$ 226,794

The Company had no assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at September 30, 2010 or 2009.

Note D - Securities Held in Inventory

Securities inventory at September 30, 2010 and 2009 consist of the following:

	2010	2009
Kentucky city and county municipal securities	$ 686,172	$ 57,254
State agency tax-exempt fixed income securities	76,074	121,347
Kentucky taxable fixed income securities	15,012	-
Preferred stock	-	942
	$ 777,258	$ 179,543

Securities held in inventory are carried at market value. For those securities valued at more or less than purchase cost, differences are reported in the consolidated statements of income as an unrealized gain or loss. Unrealized gains or losses at September 30, 2010 and 2009 were $-0- and $444, respectively.

Note E - Property, Plant and Equipment

Property, plant and equipment at September 30, 2010 and 2009 consist of the following:

	2010	2009
Office equipment	$ 25,663	$ 25,663
Furniture and fixtures	2,257	2,257
Leasehold improvements	1,385	1,385
	29,305	29,305
Less accumulated depreciation	29,305	29,305
	$ -	$ -

Note F - Insurance - Cash Surrender Value

For September 30, 2010 and 2009, an insurance policy carried on the life of one officer had a cash surrender value of $19,682 and $18,306, respectively. The beneficiary of the policy is the Company.

Note G - Note payable

The Company enters into annual note agreements dated January 1, with their Clearing broker (RBC Dain) to provide for borrowings on margin. The Company's total borrowing capacity is dependent upon the amount of securities and cash maintained on account with RBC Dain but is not to exceed 85% of the value of these amounts (approximately $745,000 as of September 30, 2010). The following were the total amounts outstanding on margin as of September 30:

	2010	2009
Borrowings on brokerage margin account at RBC Dain. The interest rate is 1.98% at September 30, 2010.	$ 684,047	$ -
Borrowings on brokerage margin account at RBC Dain. The interest rate is 2.18% at September 30, 2009.	-	52,264
Total	$ 684,047	$ 52,264

Interest on the above notes varies based on certain market indices. The notes are secured by securities held in inventory. Interest expense for the years ended September 30, 2010 and 2009 totaled $6,081 and $20,123, respectively.

Note H - Income Taxes

The Company follows the requirements of the ASC which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The provision for income taxes at September 30, 2010 and 2009 consists of the following:

	2010	2009
Current Provision / (Benefit)		
Federal	$ -	$ -
State and Local	-	-
Total Current Provision / (Benefit)	-	-
Deferred Benefit	(55,605)	(16,766)
Total Benefit	$ (55,605)	$ (16,766)

The Company's deferred tax assets as of September 30, 2010 and 2009, consists entirely of net operating loss carryforwards which are expected to be utilized as the Company has net income from operations. These net operating loss carryforwards begin expiring in 2026 and will be completely expired by 2030.

There are no deferred tax liabilities as of September 30, 2010 or 2009.

A valuation allowance is provided if it is more likely than not that some portion of the deferred tax asset will not be realized. Management believes that the existing net deductible timing differences will reverse during future periods as the Company generates taxable income. As a result, no allowance was recorded.

Note I - Commitments and Contingencies

Operating Leases: The Company leases office space in two facilities under month-to-month leases and a non-cancelable operating lease expiring in 2015. The Company recognizes rent expense on a straight-line basis over the life of the lease. Rent expense under these leases was $127,538 and $103,103 for 2010 and 2009, respectively. Future minimum payments under these leases are as follows:

Years Ending September 30,	Amount
2011	$ 83,740
2012	81,003
2013	82,067
2014	83,130
2015	70,014
	$ 399,954

Legal and Regulatory Matters: The Company is a registered broker-dealer and as such is subject to the oversight of those who regulate the industry, including FINRA, the United States Securities and Exchange Commission, and the Securities Commission of Kentucky. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules. The Company endeavors to correct such asserted violations in a timely manner. In certain circumstances the Company may be subject to fines or violations.

Note J - Concentrations

Periodically, the Company maintains cash and investment balances in excess of federally insured limits. To date, the Company has not experienced any losses from such concentrations during the years ended December 31, 2010 and 2009. Substantially all of the Company's revenue was earned from customers in Kentucky.

Note K - Retirement Plan

The Company has established a Simple IRA Plan. Employee contributions are through payroll deductions. The Company, at its discretion, matches employee contributions up to 3% of the employees' salary. Contributions by employees and employer are limited to amounts permitted by current tax laws. Total expenses incurred by the Company for the years ended September 30, 2010 and 2009 was $51,381 and $14,765, respectively.

Note L - Compensated Absences

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying consolidated financial statements. The Company's policy is to recognize the costs of compensated absences when paid.


MCM

Mountjoy
Chilton
Medley

Independent Auditor's Report on Supplementary Information

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

We have audited the accompanying consolidated financial statements of First Kentucky Securities Corporation and Subsidiary as of and for the years ended September 30, 2010 and 2009 and have issued our report thereon dated November 23, 2010. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2010 basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 basic consolidated financial statements taken as a whole.

Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
November 23, 2010

2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

502.749.1900 P
502.749.1930 F
www.mcmcpa.com

Louisville
Lexington
Covington
Frankfort
Bowling Green

Supplementary

Information

First Kentucky Securities Corporation and Subsidiary
Schedule I
Comparative Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission
Years Ended September 30, 2010 and 2009

	2010	2009
Net Stockholders' Equity ("Net Capital")	$ 314,102	$ 402,767
Deductions and/or Charges		
Non Allowable assets		
Accounts receivable	16,309	15,188
Deferred assets	77,476	21,871
Total Deductions	93,785	37,059
Net capital before percentage reductions	220,317	365,708
Pursuant to rule 15c3-1		
Reduction of securities held in inventory	(45,283)	(9,243)
Net Capital	$ 175,034	$ 356,465
Aggregate Indebtedness		
Accounts Payable and Payroll	$ 90,689	$ 56,471
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 75,034	$ 256,465
Ratio of Aggregate Indebtedness to Net Capital	.52 to 1	.16 to 1
Reconciliation with Company Calculation		
Net capital as reported in focus report	$ 181,657	$ 360,606
Audit adjustments to account balances	(6,623)	(4,141)
Net Capital (Above)	$ 175,034	$ 356,465

See independent auditor's report on supplementary information.

First Kentucky Securities Corporation and Subsidiary
Schedule II
Information Related to Subordinate Liabilities
Required by Rule 17-A-5
Years Ended September 30, 2010 and 2009

	2010	2009
Statement of Changes in Subordinate Liabilities		
Subordinated liabilities at beginning of year	$ -	$ -
Increase in liabilities	-	-
Decrease in liabilities	-	-
Subordinated Liabilities at End of Year	$ -	$ -

See independent auditor's report on supplementary information.

First Kentucky Securities Corporation and Subsidiary
Schedule III
Information Related to Possession or Control Requirements Under SEC Rule 15c3-3
Year Ended September 30, 2010

Because of the following, the Company is exempt from Rule 15c3-3 under the provisions of Section (k)(2):

The Company clears all transactions with and for customers on a fully disclosed basis with an independent clearing broker or dealer. The Company promptly transmits all customers' funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4 of the SEC (as are customarily made and kept by a clearing broker or dealer).

See independent auditor's report on supplementary information.



Mountjoy
Chilton
Medley

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors
First Kentucky Securities Corporation and Subsidiary

In planning and performing our audit of the consolidated financial statements of First Kentucky Securities Corporation and Subsidiary ("the Company"), as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

2000 Meidinger Tower
462 South Fourth Street
Louisville, KY 40202

502.749.1900 P
502.749.1930 F
www.mcmcpa.com

Louisville
Lexington
Covington
Frankfort
Bowling Green

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 (Continued)

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mountjoy Chilton Medley LLP

Mountjoy Chilton Medley LLP
Louisville, Kentucky
November 23, 2010